UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 07, 2016

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

Amec Foster Wheeler plc (the 'Company')
07 July 2016
Notification of transactions by persons discharging managerial responsibility ('PDMRs')
This announcement is made pursuant to Article 19.3 of the Market Abuse Regulation to report dealings by the following PDMRs.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Connolly
2	Reason for the notification
a)	Position/status	Chairman
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Amec Foster Wheeler plc
b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
b)	Nature of the transaction	Acquisition of ordinary shares in lieu of the 2015 final dividend paid to shareholders on 4 July 2016
c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		GBP 4.9733	2539	GBP 12627.21
d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	2016-07-04
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ian McHoul
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Amec Foster Wheeler plc
b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
b)	Nature of the transaction	Acquisition of ordinary shares in lieu of the 2015 final dividend paid to shareholders on 4 July 2016
c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		GBP 4.9798	49	GBP 244.01
d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	2016-07-04
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pearson
2	Reason for the notification
a)	Position/status	Group President Americas
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Amec Foster Wheeler plc
b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
b)	Nature of the transaction	Acquisition of ordinary shares in lieu of the 2015 final dividend paid to shareholders on 4 July 2016
c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		GBP 4.9798	1307	GBP 6508.60
d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	2016-07-04
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Roberto Penno
2	Reason for the notification
a)	Position/status	Group President AMEA & Southern Europe
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Amec Foster Wheeler plc
b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
b)	Nature of the transaction	Acquisition of ordinary shares in lieu of the 2015 final dividend paid to shareholders on 4 July 2016
c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		GBP 4.9798	1681	GBP 8371.04
d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	2016-07-04
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Gary Nedelka
2	Reason for the notification
a)	Position/status	Group President Global Power Group
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Amec Foster Wheeler plc
b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
b)	Nature of the transaction	Acquisition of ordinary shares in lieu of the 2015 final dividend paid to shareholders on 4 July 2016
c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		GBP 4.9798	1392	6931.88
d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	2016-07-04
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Lenton
2	Reason for the notification
a)	Position/status	Interim President Northern Europe & CIS
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Amec Foster Wheeler plc
b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
b)	Nature of the transaction	Acquisition of ordinary shares in lieu of the 2015 final dividend paid to shareholders on 4 July 2016
c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		GBP 4.9798	56	GBP 278.87
d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	2016-07-04
f)	Place of the transaction	XLON

Jenny Warburton
Deputy Company Secretary
+44 (0)1565 683359

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 July 2016
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary